Exhibit 12.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(In thousands, except for ratios)
Earnings
Income from continuing operations before income taxes	$540,831	$478,991	$393,122	$450,162	$432,272
Less: Equity in earnings from unconsolidated subsidiaries	(97,885)	(83,554)	(4,597)	(44,225)	(18,788)
Add: Equity (losses) earnings from unconsolidated subsidiaries with greater than 50% ownership	(942)	764	(31,096)	23,371	—
Add: Distributed earnings of subsidiaries with less than 50% ownership	7,190	1,007	157	5,798	—
Less: Interest capitalized, net of amortization expense	(3,296)	—	—	—	—
Fixed charges	47,177	49,701	40,414	30,599	27,173

Total earnings	$493,075	$446,909	$398,000	$465,705	$440,657

Fixed charges
Interest expense, distributions on mandatorily redeemable preferred securities and capitalized interest	$34,927	$34,626	$24,491	$21,684	$22,822
Interest expense of unconsolidated subsidiaries with greater than 50% ownership	9,781	12,744	12,389	5,493	—
Interest component of rent expense (1)	2,469	2,331	3,534	3,422	4,351

Total fixed charges	$47,177	$49,701	$40,414	$30,599	$27,173

Ratio of earnings to fixed charges	10.45	8.99	9.85	15.22	16.22

(1)	Represents an estimated interest factor